BB 3/16



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWN Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens	FL	33418-3764
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Rittman 561-472-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Two South Biscayne Blvd., Suite 2800, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Denis Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWN Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title





IRENE JUDITH YANNETTI
COMMISSION EXPIRES
March 12, 2009
#DD 371375
Bonded thru
Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
GWN Securities, Inc.:

We have audited the accompanying statements of financial condition of GWN Securities, Inc. (the Company) (a wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWN Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2007
Certified Public Accountants

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	846,598	981,766
Commissions receivable		1,099,161	970,355
Deposit with clearing broker		25,000	25,000
Prepaid expenses and other assets		11,425	9,827
Due from related party		—	38,860
Equipment, net of accumulated depreciation of $31,434 and $18,591, respectively		14,082	14,935
Deferred tax asset, net		142,380	12,933
	$	2,138,646	2,053,676
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$	974,174	864,228
Accounts payable and accrued expenses		307,267	246,303
Deferred lease incentive		101,375	—
Management fee payable to affiliate		81,249	180,522
Income tax payable to Parent		60,294	32,848
Total liabilities		1,524,359	1,323,901
Stockholder's equity:			
Common stock, $0.01 par value. 1,000 shares authorized; 100 shares issued and outstanding		1	1
Additional paid-in capital		636,273	636,273
(Accumulated deficit) retained earnings		(21,987)	93,501
Total stockholder's equity		614,287	729,775
	$	2,138,646	2,053,676

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Operations

Years ended December 31, 2006 and 2005

		2006	2005
Revenue:			
Sales commissions	$	21,424,883	18,607,014
Investment advisory fees		4,017,005	3,902,362
Interest		52,762	25,942
Total revenue		25,494,650	22,535,318
Expenses:			
Commissions on sales and investment advisory fees		22,957,408	20,346,658
Salaries and employee benefits		1,046,412	773,007
Management fees to affiliate		1,019,786	857,031
Office expenses		477,315	276,848
Bank charges		9,958	28,498
Professional fees		86,704	81,433
Depreciation		12,843	10,869
Other expenses		68,865	80,086
Total expenses		25,679,291	22,454,430
(Loss) income before income taxes		(184,641)	80,888
Income tax (benefit) expense		(69,153)	30,750
Net (loss) income	$	(115,488)	50,138

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance, December 31, 2004	$	1	636,273	43,363	679,637
Net income		—	—	50,138	50,138
Balance, December 31, 2005		1	636,273	93,501	729,775
Net loss		—	—	(115,488)	(115,488)
Balance, December 31, 2006	$	1	636,273	(21,987)	614,287

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net (loss) income	$	(115,488)	50,138
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation		12,843	10,869
Deferred taxes		(129,447)	(2,098)
Changes in operating assets and liabilities:			
Commission receivables		(128,806)	(204,828)
Prepaid expenses and other assets		(1,598)	141,792
Due from related party		38,860	(15,860)
Commission payable		109,946	284,016
Accounts payable and accrued expenses		60,964	175,847
Management fee payable to affiliate		(99,273)	180,522
Income tax payable to Parent		27,446	14,292
Net cash (used in) provided by operating activities		(224,553)	634,690
Cash flows from investing activities:			
Purchases of equipment		(11,990)	(3,642)
Net cash used in investing activities		(11,990)	(3,642)
Cash flows from financing activities:			
Deferred lease incentive, net		101,375	—
Net cash provided by financing activities		101,375	—
Net (decrease) increase in cash and cash equivalents		(135,168)	631,048
Cash and cash equivalents, beginning of year		981,766	350,718
Cash and cash equivalents, end of year	$	846,598	981,766
Supplemental schedule of noncash financing activities:			
Income taxes paid	$	32,848	16,458

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization*

GWN Securities, Inc. (the Company) is a registered broker/dealer and investment adviser, and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of World Investment Network, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) *Use of Estimates*

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) *Revenue and Expense Recognition*

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) *Income Taxes*

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(e) *Cash Equivalents*

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(Continued)

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)
Notes to Financial Statements
December 31, 2006 and 2005

(f) ***Equipment***

Equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life, which is three years.

(g) ***Fair Value of Financial Instruments***

The financial instruments of the Company are reported in the statements of financial condition at fair value or at carrying amounts that approximate fair values due to the short-term maturity of these instruments. Cash and cash equivalents, commissions receivable, deposits, commissions payable, accounts payable and accrued expenses, management fee payable to affiliate, and income tax payable to Parent are reflected in the financial statements at cost, which approximates fair value due to the short-term nature of these accounts.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2006, the Company's net capital was $395,135, which was $293,511 in excess of its required net capital of $101,624. The Company's net capital ratio was 3.86 to 1 at December 31, 2006. At December 31, 2005, the Company's net capital was $651,580, which was $563,320 in excess of its required net capital of $88,260. The Company's net capital ratio was 2.03 to 1 at December 31, 2005.

(3) Related-Party Transactions

The Company paid $167,742 and $4,200, for each of the years ended December 31, 2006 and 2005, respectively, for rent to the Parent. The lease is month-to-month and may be canceled at any time.

The Company has a management agreement with an affiliate for management services. Amounts expensed under the agreement totaled $1,019,786 and $857,031 for the years ended December 31, 2006 and 2005, respectively.

(Continued)

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Notes to Financial Statements

December 31, 2006 and 2005

(4) Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2006:				
U.S. federal	$	51,481	(110,526)	(59,045)
State and local		8,813	(18,921)	(10,108)
	$	60,294	(129,447)	(69,153)
Year ended December 31, 2005:				
U.S. federal	$	28,080	(1,792)	26,288
State and local		4,768	(306)	4,462
	$	32,848	(2,098)	30,750

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

		2006	2005
Tax (benefit) expense at statutory federal income tax rate	$	(62,778)	27,502
State income taxes, net of federal benefit		(6,671)	2,945
Other		296	303
	$	(69,153)	30,750

(Continued)

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2006 and 2005 was as follows:

		2006	2005
Deferred tax assets:			
Accrued expenses	$	17,307	16,557
Deferred revenue		88,218	—
Deferred lease incentive		38,148	—
Total gross deferred tax assets		143,673	16,557
Less valuation allowance		—	—
		143,673	16,557
Deferred tax liability:			
Depreciation		(1,293)	(3,624)
Total gross deferred tax liability		(1,293)	(3,624)
Net deferred tax asset	$	142,380	12,933

(5) Commitments and Contingencies

Future minimum rental commitments for equipment under noncancelable operating leases, are as follows:

Year ending December 31:		
2007	$	185,782
2008		185,782
2009		126,741
Total (not reduced by deferred lease incentive of $101,375)	$	498,305

Rental expense for equipment was $44,631 and $6,608 for the years ended December 31, 2006 and 2005, respectively.

Schedule I

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2006

Computation of net capital:		
Total stockholder's equity qualified for net capital		$ 614,287
Deduct nonallowable assets and other deductions and/or charges:		
Nonallowable assets:		
Commissions receivable, net	$ 6,265	
Prepaid expenses and other assets	11,425	
Equipment, net	14,082	
Deferred tax asset	142,380	
Fidelity bond deductible	45,000	
Total nonallowable assets		219,152
Net capital		$ 395,135
Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, accounts payable and accrued expenses, deferred lease incentive, management fee payable to affiliate, and income tax payable to Parent		$ 1,524,359
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 101,624
Excess net capital		$ 293,511
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 242,699
Ratio of aggregate indebtedness to net capital		3.86

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2006

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the unaudited Form X-17A-5, Part IIA filing as of December 31, 2006.

See accompanying independent auditors' report.

Schedule III

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2006

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing, an affiliate of the Bank of New York, on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
GWN Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GWN Securities, Inc. (the Company) (a wholly owned subsidiary of World Investment Network, Inc.) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007
Certified Public Accountants

END